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                                                                    EXHIBIT 99.2


                                 HOLLINGER INC.
                          HOLLINGER INTERNATIONAL INC.
                   HOLLINGER CANADIAN PUBLISHING HOLDINGS CO.
               HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP

  HOLLINGER INTERNATIONAL INC., HOLLINGER CANADIAN PUBLISHING HOLDINGS CO. AND
               HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP
                         ANNOUNCE SALE OF CANWEST SHARES


          TORONTO - NOVEMBER 28, 2001: Hollinger Inc. (TSE: HLG), Hollinger International Inc. (NYSE: HLR), Hollinger Canadian Publishing Holdings Co. (CDNX: HCP.PR.B) and Hollinger Canadian Newspapers, Limited Partnership (TSE:
HCN.UN) announce that they have sold to RBC Capital Markets 27,405,000 Subordinate Voting Shares of CanWest Global Communications Corp. ("CanWest"), representing the Hollinger group's entire shareholding in CanWest, for approximately CDN$271 million cash.

          Sale proceeds received by Hollinger Canadian Newspapers, Limited Partnership, will be used to pay a special distribution to its unitholders which will be separately announced shortly after closing of the sale.

          Hollinger continues to view CanWest as a fine company with a very promising future. However, it was preferable for Hollinger to continue its debt elimination strategy by taking advantage of the opportunity to monetize its entire CanWest shareholding.

          Hollinger owns English-language newspapers in the United States, United Kingdom and Israel. Its assets include The Telegraph Group Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.

FOR MORE INFORMATION CONTACT:

PETER Y. ATKINSON
Executive Vice-President and General Counsel
Hollinger Inc.
Tel:  (416) 363-8721


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